December 18, 2019

Kerry J. Jacobs
Senior Vice President and Chief Financial Officer
Alleghany Corporation
1411 Broadway, 34th Floor
New York, New York 10018

       Re: Alleghany Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 20, 2019
           File No. 001-09371

Dear Ms. Jacobs:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Comment on Non-GAAP Financial Measures, page 69

1. The title of your non-GAAP financial measure "operating earnings before income taxes"
      is confusingly similar to that of a GAAP performance measure used by many companies.
      Please represent to us that in future filings and earnings releases you will change the title of this measure. See Item 10(e)(1)(ii)(E) of Regulation S-K.
Alleghany Capital Segment Results, page 96

2. In future filings, please reconcile from the GAAP earnings before income taxes to the non-GAAP operating earnings before income taxes consistent with the guidance in
      Question 102.10 of the Non-GAAP Financial Measures Compliance and
Disclosure
      Interpretations.
 Kerry J. Jacobs
FirstName Corporation
Alleghany LastNameKerry J. Jacobs
Comapany18, 2019
December NameAlleghany Corporation
December 18, 2019 Page 2
Page 2
FirstName LastName
Notes to Consolidated Financial Statements
Note 1: Summary of Significant Accounting Principles
(b) Investments, page 129

3. It appears from your disclosure in the first paragraph on page 130 that you utilize a retrospective approach in applying the effective interest method for changes in prepayment estimates for your mortgage- and asset-backed security investments. Please tell us why you do not appear to account for at least some portion of changes in prepayment estimates using a prospective approach, given that it appears from the tabular disclosure on page 112 that approximately 24% of your investments in mortgage- and asset-backed securities are not of "high credit quality." Reference for us the authoritative literature you rely upon to support your accounting.
Note 9. Income Taxes, page 161

4. Please tell us each of the individual components of the 18.1% and 32.0% benefits in your "other, net" reconciling item in your rate reconciliations for 2018 and 2017, respectively. In addition, tell us your consideration for disclosing those items that account for more than 1.05 percentage points of your effective tax rate in 2018 and 1.75 percentage points in 2017 as stipulated in Rule 4-08(h)2) of Regulation S-X.
5. You disclose in the last paragraph on page 161 that your effective tax rate in 2017 includes tax benefits from taxable losses arising from Hurricanes Irma, Harvey and
         Maria. Please tell us how the tax benefits from these catastrophes impact your effective tax rate in 2017 and reference for us the authoritative literature your rely upon to support your position. In this regard, it appears that these events contributed to pre-tax income in
         2017 being less than that in 2016, but it also appears that any differences between tax deductions taken on your return in 2017 and your GAAP loss reserves associated with these catastrophes would be temporary differences that do not impact your overall effective tax rate.
Financial Statement Schedules
Schedule III - Supplemental Insurance Information, page 187

6. Please represent to us that in future Forms 10-K you will present the required information separately for each of your segments as stipulated in Rules 7-05(c) and 12-16 of
         Regulation S-X.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Mark Brunhofer at (202) 551-3638 or Bonnie Baynes at
(202) 551-
4924 with any questions.
 Kerry J. Jacobs
Alleghany Corporation
December 18, 2019
Page 3



FirstName LastNameKerry J. Jacobs    Sincerely,
Comapany NameAlleghany Corporation
                                     Division of Corporation Finance
December 18, 2019 Page 3             Office of Finance
FirstName LastName